        AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 1997


                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

              ---------------------------------------------------------

                                  AMENDMENT NO. 3 TO
                                    SCHEDULE 13E-4

                            ISSUER TENDER OFFER STATEMENT
        (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                WMX TECHNOLOGIES, INC.
                                 (NAME OF THE ISSUER)

                                WMX TECHNOLOGIES, INC.
                          (NAME OF PERSON FILING STATEMENT)

                       COMMON STOCK, PAR VALUE $1.00 PER SHARE
                            (TITLE OF CLASS OF SECURITIES)

                                     92929Q 10 7
                        (CUSIP NUMBER OF CLASS OF SECURITIES)

                                HERBERT A. GETZ, ESQ.
                 SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                WMX TECHNOLOGIES, INC.
                                3003 BUTTERFIELD ROAD
                              OAK BROOK, ILLINOIS 60521
                              TELEPHONE:  (630) 572-8800
                    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                   AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                        ON BEHALF OF PERSON FILING STATEMENT)

              ---------------------------------------------------------

                                    APRIL 1, 1997
                         (DATE TENDER OFFER FIRST PUBLISHED,
                          SENT OR GIVEN TO SECURITY HOLDERS)

              ---------------------------------------------------------

                              CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
    TRANSACTION VALUE                              AMOUNT OF FILLING FEE
      $1,050,000,000                                       $210,000
--------------------------------------------------------------------------------


    Calculated solely for the purpose of determining the filing fee, based upon the purchase of 30,000,000 shares at $35.00 per share.


    /x/   Check box if any part of the fee is offset as provided by rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid: $210,000           Filing Party:  WMX Technologies, Inc.
Form or Registration No.: Schedule 13E-4   Date Filed:  April 1, 1997

This Amendment No. 3 relates to the Schedule 13E-4 filed by WMX Technologies, Inc., a Delaware corporation (the "Company"), on April 1, 1997, as amended on April 9, 1997 and April 24, 1997 (the "Schedule 13E-4"). All terms used herein unless otherwise defined shall have the same meaning as in the
Schedule 13E-4.  The Schedule 13E-4 is hereby amended as follows:


ITEM 1.  SECURITY AND ISSUER.

    The second sentence of paragraph (b) of Item 1 of the Schedule 13E-4 is deleted and replaced with the following:

    Executive officers and directors of the Company may participate in the Offer on the same basis as the Company's other stockholders. Peter H. Huizenga, a director of the Company, has advised the Company that he intends to tender a portion of the Shares that he beneficially owns. Currently, Mr. Huizenga beneficially owns approximately 8 million Shares, or approximately 1.7 percent of the total Shares outstanding. Other than with respect to Mr. Huizenga, all of the Company's other directors and officers have advised the Company as of the date of the Offer that they do not intend to tender any Shares pursuant to the Offer.



ITEMS 1(c) THROUGH 8.

    To the extent any information previously incorporated by reference into Items 1(c) through 8 of the Schedule 13E-4 is inconsistent with the information added by this Amendment to Item 1(b) of the Schedule 13E-4, Items 1(c) through 8 are hereby amended as necessary to reflect the information set forth above in this Amendment and in Exhibit (a)(12) hereto.



ITEM 8. ADDITIONAL INFORMATION

    Paragraph (e) of Item 8 of the Schedule 13E-4 is amended to add the following:

    The Offer expired at 12:00 midnight, New York City time, on Monday,
April 28, 1997. On April 29, 1997, the Company announced that, based upon the preliminary results of the Offer, the Offer was overscribed and the Company expects to purchase 30 million of the approximately 88 million Shares that were tendered and not withdrawn at $30.00 per Share, which the Company expects to be the purchase price for all Shares purchased in the Offer. The number of Shares tendered at the preliminary purchase price includes approximately 36 million Shares tendered pursuant to guaranteed delivery. Due to the oversubscription, all Shares tendered at the Purchase Price will be pro-rated (except for Shares tendered as "odd-lots" in the Offer, which will be purchased in full if tendered at the Purchase Price). The Company estimates that the proration factor for the Offer will be approximately 34 percent. Shares tendered above the Purchase Price will not be purchased and will be returned promptly.



ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 of the Schedule 13E-4 is amended to add the following exhibits:

    (a)(12)   Text of Press Release issued by the Company, dated April 28,
              1997.



    (a)(13) Text of Press Release issued by the Company, dated April 29, 1997 (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated April 28, 1997). **

-------------------
*  The Company's Commission File Number is 1-7327.

                                      SIGNATURE


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13E-4 is true, complete and correct.

April 29, 1997                               WMX TECHNOLOGIES, INC.

                                            By:   /s/  John D. Sanford
                                                -------------------------------
                                                 John D. Sanford
                                                 Senior Vice President
                                                 and Chief Financial Officer

EXHIBIT INDEX
  EXHIBIT
    NO.                             DESCRIPTION
-----------   ----------------------------------------------------------------
    (a)(1)    Form of Offer to Purchase, dated April 1, 1997.*

    (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute IRS Form W-9).*

    (3)       Form of Notice of Guaranteed Delivery.*

    (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

    (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

    (6)       Text of Press Release issued by the Company, dated March 31,
              1997.*

    (7)       Form of Summary Advertisement, dated April 1, 1997.*

    (8) Form of Letter to Stockholders of the Company, dated April 1, 1997, from Dean L. Buntrock, Chairman of the Board and Chief Executive Officer of the Company.*

    (9) Guidelines for Certification of Taxpayer Identification Number of Substitute IRS Form W-9.*

    (10) Text of Press Release issued by the Company, dated April 8, 1997 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated April 1, 1997).**

    (11) Text of Press Release issued by the Company, dated April 22, 1997 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated April 22, 1997)**

    (12)      Text of Press Release issued by the Company, dated April 28,
              1997.



    (13) Text of Press Release issued by the Company, dated April 29, 1997 (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated April 28, 1997). **

    (b)       Not applicable.

    (c)       Not applicable.

    (d)       Not applicable.

    (e)       Not applicable.

    (f)       Not applicable.

    (g)(1) Management's Discussion and Analysis of Financial Condition and Results of Operations (incorporated by reference to Exhibit 13.1 to the Company's Annual Report on Form 10-K for the Year Ended December 31, 1996).**

    (2) Consolidated Financial Statements of the Company and Notes thereto (incorporated by reference to Exhibit 13.2 to the Company's Annual Report on Form 10-K for the year Ended December 31, 1996).**

-------------------
*   Previously filed as an exhibit to the Schedule 13E-4.
**  The Company's Commission File Number is 1-7327.